UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

ARRIS GROUP, INC. EMPLOYEE SAVINGS PLAN

of

ARRIS GROUP, INC.

A Delaware Corporation

IRS Employer Identification No. 58-2588724

SEC File Number 000-31254

3871 Lakefield Drive

Suwanee, GA 30024

(678) 473-2000

ARRIS Group, Inc. Employee Savings Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2012 and 2011 and for the Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors of ARRIS Group, Inc. and the Trustees of the ARRIS Group, Inc. Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of ARRIS Group, Inc. Employee Savings Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Atlanta, GA

June 26, 2013

ARRIS Group, Inc. Employee Savings Plan

Statements of Net Assets Available for Benefits

(In Thousands)

	December 31
	2012	2011
Assets:
Investments, at fair value	$183,212	$147,480

Receivables:
Employer contributions	—	461
Notes receivable from participants	2,577	2,342

	2,577	2,803

Net assets reflecting assets at fair value	185,789	150,283
Adjustment from fair value to contract value for investments in fully benefit-responsive investment contracts	(1,317)	(1,043)

Net assets available for benefits	$184,472	$149,240

See accompanying notes.

ARRIS Group, Inc. Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

(In Thousands)

Year Ended December 31, 2012

Additions to net assets attributable to:
Contributions:
Participants	$12,549
Rollovers	893
Employer	5,040

Total contributions	18,482

Investment income:
Dividends and interest	4,542
Net appreciation in fair value of investments	14,493

Total investment income	19,035

Transfer from acquired plan	8,727
Interest income on loans receivable	112

Total additions	46,356

Deductions from net assets attributable to:
Benefits paid to participants	(11,108)
Administrative expenses	(16)

Total deductions	(11,124)

Net increase in net assets	35,232
Net assets available for benefits:
Beginning of year	149,240

End of year	$184,472

See accompanying notes.

ARRIS Group, Inc. Employee Savings Plan

Notes to Financial Statements

December 31, 2012

1. Description of the Plan

The following description of the ARRIS Group, Inc. Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description and Plan document for a more complete description of the Plan’s provisions.

General

The Plan, a defined contribution plan covering substantially all employees of ARRIS Group, Inc. (ARRIS or the Company), is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan contains the safe harbor provisions under Section 401(k) (12) of the Internal Revenue Code.

Contributions

Participants may contribute up to 50% of their pretax compensation in increments of 0.1%, subject to Internal Revenue Service (IRS) limitations. The Plan permits participants to designate all or a portion of their contributions as after-tax Roth contributions.

Under the terms of the Plan, the Company may also make discretionary employer matching-contributions. The Company matches 100% of a participant’s contributions up to the first 3% of compensation contributed to the Plan, plus 50% of the participant’s contributions with respect to the next 2% of compensation contributed to the Plan, for a maximum employer-matching contribution equal to 4% of compensation.

The Plan provides a true-up employer matching contribution to active participants’ accounts if, after the end of the Plan year, it is determined that a participant received less than the maximum percentage of employer-matching contributions required based on the participant’s total contributions for the year.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Company’s matching contributions, allocable share of investment results, and allocable share of administrative expenses not otherwise paid by the Company. Allocations are based on participant earnings or account balances, as set forth in the Plan documents.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Employer matching contributions made on and after January 1, 2008, plus actual earnings thereon, are immediately vested at 100%. The Company contribution portion of participant accounts made prior to January 1, 2008, plus actual earnings thereon become fully vested after three years of credited service.

1. Description of the Plan (continued)

Forfeitures

During 2012, approximately $17 thousand of nonvested employer contributions were forfeited by terminated Plan participants. Forfeited balances of nonvested terminated participants’ accounts are used to reduce Company contributions. In 2012, the Company used $10 thousand of forfeitures to offset contributions. As of December 31, 2012 and 2011, unallocated assets (e.g., forfeitures) included in investments totaled $0.4 thousand and $4 thousand, respectively.

Payment of Benefits

Upon termination of service, retirement, death, or permanent disability, a participant may receive a lump-sum distribution equal to the nonforfeitable portion of his/her Plan account. The Plan also provides for hardship distributions and, once a participant has attained age 59  1/2, in-service distributions.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. Certain loans originating from the C-COR, Incorporated Retirement Savings, and Profit Sharing Plan (Prior Plan) that were assumed by the Plan in 2008 have longer terms as was permitted under the Prior Plan at the time the loans were made. The loans are secured by the balance in the participant’s account and bear interest at the prime rate, plus 1%, in effect at the time of the disbursement of the loan. Principal and interest are paid ratably through payroll deductions.

Administrative Expenses

The Plan incurs administrative expenses directly related to the Plan. These expenses are paid through Plan Investments and are reported on the statements of changes in net assets available for benefits as administrative expenses. Certain fees associated with participant loans are paid from the participant’s account balance. All other administrative expenses are paid by the Company on behalf of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The value of the trust assets and the shares of all participants and beneficiaries will be determined as of the effective date of the termination. Distributions will be made as provided in the Plan document.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Plan’s financial statements have been prepared on the accrual basis of accounting.

Loans Receivable

Loans receivable represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on loans receivable from participants is recorded when it is earned. Related fees are

2. Summary of Significant Accounting Policies (continued)

recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Investments

The Plan’s investments in the mutual funds and the Company common stock fund are stated at fair value, which is based on quoted market prices on national exchanges as of the last business day of the Plan year. The contract value or the book value of the collective trust fund with underlying fully benefit responsive contracts is based on contributions made to the Plan plus earnings, less participant withdrawals and administrative expenses. The fair value of the participation units is based on the fair value of the underlying assets.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan’s investments in the Prudential Stable Fund, which is a fully benefit-responsive synthetic guaranteed investment contracts (SGIC) consisting of a wrapper contract and a common collective trust whose underlying investments are guaranteed investment contracts, are recorded at fair value (see Note 4); however, because they are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present the investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and fees.

Except for events which may result in termination for cause, including, but not limited to, plan termination or merger, early retirement incentive, and layoffs, the issuer may not cause the contract to be terminated at an amount other than contract value. The Plan does not believe that the occurrence of any event limiting the Plans’ ability to transact at contract value is probable.

Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest crediting rates are reviewed on a quarterly basis for resetting. The minimum crediting rate is 0%. The average earnings yield of the Prudential Stable Fund was approximately 1.52% and 1.93% at December 31, 2012 and 2011, respectively. The average yield credited to members was approximately 2.63% and 2.87% at December 31, 2012 and 2011, respectively. The average earnings yield differs from the average yield credited to participants as a result of the fund construction which utilizes contract value crediting rates that are intended to smooth out and blend in earnings yields over time.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Recently Issued Accounting Standards

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures are not required for nonpublic entities, as defined in ASC 820. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

4. Investments

Individual investments that represent 5% or more of the Plan’s net assets are as follows (in thousands):

	As of December 31
	2012	2011
Prudential Core Conservative Bond Fund(a)	$26,547	$24,468
Wells Fargo Advantage Growth ADM	15,262	10,087
Vanguard Institutional Index	13,328	10,235
PIMCO Total Return Admin	13,047	10,069
Wells Fargo Advantage DJ Target 2030 I	12,882	9,701
Wells Fargo Advantage DJ Target 2020 I	9,998	8,505
Columbia Acorn Z	9,942	7,759
Blackrock Equity Dividend A	9,721	8,206
Oakmark Equity & Income	9,705	9,491

(a)

Prudential Core Conservative Bond Fund is a common collective trust whose underlying investments are GICs, and is shown at fair value. The contract value was $25.2 million and $23.4 million as of December 31, 2012 and 2011, respectively.

The Plan’s investments (including investments bought, sold, and held during the year) appreciated in fair value as follows (in thousands):

Year Ended December 31, 2012
Mutual funds and lifecycle funds (quoted market prices)	$11,529
Collective trust fund (net asset value)	957
Common stock fund (quoted market prices)	2,007

$14,493

4. Investments (continued)

Fair Value Measurements

Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the FASB established a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities

Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3: Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

ARRIS Group, Inc, Common Stock Fund

This fund represents employer securities valued at the closing price reported on the active market on which the individual securities are traded. A small portion of the fund is invested in short-term instruments. The money market portion of the fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices. This common stock fund is classified as a Level 1 investment.

Lifecycle Funds

These funds include investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These funds share the common goal of first growing and then later preserving principal and contain a mix of U.S. and international common stocks, U.S. issued bonds and cash. There are currently no redemption restrictions on these investments. The fair value of the investments in this category is determined by obtaining quoted prices on nationally recognized securities exchanges. These investments are classified as Level 1 within the valuation hierarchy.

Synthetic GIC

The fair value of investments in SGICs is the market value of the assets within the underlying portfolio as of the Plan year end date. The fair value of the wrapper equals zero, and is based on replacement cost for the contract. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. The underlying investment of the SGIC, which is a common collective trust, is classified within Level 2 of the fair value hierarchy.

4. Investments (continued)

Mutual Funds

The fair value of the mutual funds is determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 input). The investment objective of the registered investment company is a combination of current income and capital growth and holds a diversified mix of domestic and international equities, domestic and international investment grade bonds, domestic high-yield bonds, and investment grade money market instruments.

The following table presents the Plan assets measured at fair value on a recurring basis subject to the disclosure requirements (in thousands):

	December 31, 2012
	Level 1	Level 2	Level 3	Total
ARRIS common stock fund	$6,251	$—	$—	$6,251
Lifecycle funds	43,474	—	—	43,474
Synthetic GIC – collective trust	—	26,547	—	26,547
Mutual funds:
Money market funds	233	—	—	233
Balanced funds	9,705	—	—	9,705
Blended funds	26,361	—	—	26,361
Growth funds	27,588	—	—	27,588
Value funds	19,242	—	—	19,242
International equities	7,447	—	—	7,447
Intermediate term bond	13,047	—	—	13,047
Real estate equity	3,317	—	—	3,317

Total	$156,665	$26,547	$—	$183,212

	December 31, 2011
	Level 1	Level 2	Level 3	Total
ARRIS common stock fund	$6,173	$—	$—	6,173
Lifecycle funds	32,875	—	—	32,875
Synthetic GIC – collective trust	—	24,468	—	24,468
Mutual funds:
Money market funds	314	—	—	314
Balanced funds	9,491	—	—	9,491
Blended funds	20,642	—	—	20,642
Growth funds	19,495	—	—	19,495
Value funds	16,024	—	—	16,024
International equities	6,237	—	—	6,237
Intermediate term bond	10,069	—	—	10,069
Real estate equity	1,692	—	—	1,692

Total	$123,012	$24,468	$—	$147,480

5. Plan Merger

On November 21, 2011, the Company acquired BigBand Networks Incorporated (BigBand). Effective March 30, 2012, the BigBand 401(k) was merged into the Plan. Former employees of BigBand began participating in the Plan effective April 1, 2012. The net assets transferred to the Plan are reflected on the statement of changes in net assets available for benefits as a transfer from acquired plan.

6. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012, to the Form 5500 (in thousands):

Net assets available for benefits per the financial statements	$184,472
Add: Adjustment from contract value to fair value for fully benefit-responsive GIC	1,317

Net assets available for benefits per the Form 5500	$185,789

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2012 (in thousands):

Total additions per the financial statements	$46,356
Add: Adjustment from contract value to fair value for fully benefit-responsive GIC at December 31, 2012	1,317
Less: Transfer from acquired plan	(8,727)
Less: Adjustment from contract value to fair value for fully benefit-responsive GIC at December 31, 2011	(1,043)

Total income per the Form 5500	$37,903

7. Income Tax Status

The Plan has received a determination letter from the IRS dated November 10, 2011, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and the related trust is exempt from taxation. Subsequent to this determination letter by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

8. Transactions with Parties-in-Interest

The following transactions qualify as related-party transactions; however, all of these types of transactions are exempt under the prohibited transaction rules:

•	The Plan held ARRIS common stock fund valued at $6.3 million and $6.2 million at December 31, 2012 and 2011, respectively.

•	Participants have loans from their fund accounts outstanding in the amount of $2.6 million and $2.3 million as of December 31, 2012 and 2011, respectively.

9. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

ARRIS Group, Inc. Employee Savings Plan

EIN #58-2588724             Plan #002

Schedule H, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue	(c) Description of Investment	(e) Current Value
	Prudential	Prudential Core Conservative Bond Fund	$26,547,282
	Wells Fargo	Wells Fargo Advantage Growth ADM Fund	15,261,757
	Vanguard	Vanguard Institutional Index Fund	13,327,612
	PIMCO	PIMCO Total Return Admin Fund	13,046,953
	Wells Fargo	Wells Fargo Advantage DJ Target 2030 I Fund	12,881,662
	Wells Fargo	Wells Fargo Advantage DJ Target 2020 I Fund	9,997,524
	Columbia	Columbia Acorn Z Fund	9,941,990
	Blackrock	Blackrock Equity Dividend A Fund	9,721,986
	Oakmark	Oakmark Equity & Income Fund	9,705,822
	American Funds	American Funds Cap Wld Growth & Income R4 Fund	7,446,608
	Thornburg	Thornburg International Value R5 Fund	6,650,143
	Oppenheimer	Oppenheimer Small & Midcap Value A Fund	6,026,514
	Wells Fargo	Wells Fargo Advantage DJ Target 2025 I Fund	5,765,541
	Wells Fargo	Wells Fargo Advantage DJ Target 2040 I Fund	5,666,898
	Columbia	Columbia Mid Cap Value Z Fund	5,392,254
	Franklin	Franklin Rising Dividends Adv Fund	4,127,611
	American Century	American Century Real Estate Inv Fund	3,316,688
	Wells Fargo	Wells Fargo Advantage DJ Target 2035 I Fund	3,072,433
	Blackrock	Blackrock Equity Dividend A Fund	2,383,871
	Wells Fargo	Wells Fargo Advantage DJ Target 2010 I Fund	2,203,604
	Wells Fargo	Wells Fargo Advantage DJ Target 2015 I Fund	1,562,506
	Wells Fargo	Wells Fargo Advantage DJ Target Today I Fund	940,101
	Wells Fargo	Wells Fargo Advantage DJ Target 2045 I Fund	797,973
	Wells Fargo	Wells Fargo Advantage DJ Target 2050 I Fund	585,595
	Invesco	Invesco Equally Weighted S&P 500Y Fund	356,835
*	ARRIS Group, Inc.	Common stock fund	6,251,090
*	ARRIS Group, Inc.	Short term investments and cash	233,137
*	Participants	Loans receivable; interest rates range 3.25% – 9.50%; maturities through 09/02/2037	2,577,066

			$185,789,056

*	Represents a party-in-interest to the Plan

Note: Cost information (column d) has not been included as all investments are participant directed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee savings plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ARRIS GROUP, INC.
EMPLOYEE SAVINGS PLAN

By:	Administrative Committee
(Plan Administrator)

/s/ Lawrence Margolis
Lawrence A. Margolis
Executive Vice President,
Administration and Legal, and Secretary

Dated: June 26, 2013

ARRIS Group, Inc. Employee Savings Plan

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-68018) pertaining to the ARRIS Group, Inc. Employee Savings Plan of our report dated June 26, 2013, with respect to the financial statements and schedule of assets (held at end of year) of the ARRIS Group, Inc. Employee Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2012.

/s/ Ernst & Young LLP

Atlanta, GA

June 26, 2013